UNITED STATES
                       SECURITEIS AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

       Date of Report (Date of earliest event reported): December 20, 2002

                         SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                      1405, Maker Chamber V, Nariman Point
                             Mumbai (Bombay) 400021
                                      India
                                 91-22 22049161
                    (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F X Form 40F______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes_____ No X


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                         SILVERLINE TECHNOLOGIES LIMITED
                                    FORM 6-K


         Silverline Technologies Limited (the "Company") announced on December 20, 2002 the following update on its operational status.

         The Company is nearing completion of its audited Annual Report on Form 20-F for the fiscal year ended March 31, 2002 to be filed with the Securities and Exchange Commission. An unaudited transition report for a three-month period ended June 30, 2002 also will be filed with the Form 20-F because the Company changed its fiscal year from March 31 to June 30. The Company will then promptly distribute its Annual Report to its shareholders in accordance with the rules of the New York Stock Exchange.

         The Company had previously filed an extension of the time to file its Annual Report on Form 20-F under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, to November 15, 2002. Due to the late change in the Company's independent auditors for its major subsidiary, Silverline Technologies Inc., and the Christmas holidays, the Company expects to file its Annual Report on Form 20-F in the next four weeks.

         On December 2, 2002, Ram Associates, an independent audit firm, was retained to perform the audit for the fiscal year ended March 31, 2002 and for the three-month period ended March 31, 2001. The financial audit for the year ended December 31, 2000 had been performed by Deloitte & Touche LLP ("Deloitte"). The Company would like to thank Deloitte for its past services. While the Company is deeply appreciative of Deloitte's services, the Company's present cost-cutting policies necessitated the change in auditors. The Company welcomes Ram Associates as its new independent auditors.

         On October 29, 2002, Mr. K. Kulathu Subramanian was appointed a Wholetime Director of the Company. On December 3, 2002, Dr. Nirmal Jain, then the Company's Vice Chairman of the Board of Directors, President and Chief Executive Officer, resigned from his positions with the Company for personal reasons. Dr. Jain had served in such capacities since August 6, 2002. Ravi Subramanian, the Company's Chairman of the Board of Directors, was appointed Chief Executive Officer by the Board.

         As part of the Company's ongoing operational and financial restructuring, the Company has also begun new initiatives in Business Process Outsourcing ("BPO") / IT Enabled Services ("ITES") in addition to the applications development and software consulting services. The company also announced that it is in negotiations with major BPO/ ITES vendors in US & Europe and anticipate outsourcing of new projects in these areas from its Software Technology Park ("STP") Centers at Chennai and Thane, India. As a result, the onsite-based activities in New Jersey, USA will be scaled down and the new projects initiatives will be driven from the offshore sites.

         The Company has also completed its previously announced Global Depository Receipts ("GDR") issuance on the Luxembourg Stock Exchange. The Company is awaiting completion of regulatory approvals both in India and abroad following the listing of these GDR shares. The Company is expecting to raise up to approximately $17 million from this offering, the proceeds of which will be used for reducing its debt and working capital.

         The Company also announced that due to, among other factors, the downturn in the market for information technology services, the Company's share price on the New York Stock Exchange (NYSE) had fallen below the $1.00 minimum requirement, and as a result, the Company is not currently in compliance with the minimum share price continued listing requirements of the NYSE. The NYSE's rules allow for a cure period of six months, subject to certain conditions. However, in the past two weeks, the Company's stock price has been at or above $1.00, and the Company believes that with its new business focus and plan, that its share price will come into compliance with the NYSE's requirements.

         On December 24, 2002, the Company announced in a press release that it would strive to maintain its listing on the NYSE. The Company stated that it was committed to continuing to work with the NYSE to ensure that it would be in compliance with the NYSE's continued listing requirements within the allotted cure period permitted by the NYSE.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: January 10, 2003                   SILVERLINE TECHNOLOGIES LIMITED



                                        By:/s/ Ravi Subramanian
                                           --------------------------------
                                        Name:  Ravi Subramanian
                                        Title: Chairman and Chief Executive
                                               Officer

                                  EXHIBIT INDEX

Exhibit                    Description of Exhibit
-------                    ----------------------

1. Press Release of Silverline Technologies Limited, dated December 20, 2002.

2. Press Release of Silverline Technologies Limited, dated December 24, 2002.